Filed by Diamond Walnut Growers, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Registration Statement File No.: 333-123574

On May 5, 2005, pursuant to the By-laws of Diamond Walnut Growers, Inc., the following statement of candidacy was mailed to Region II members of Diamond Walnut Growers, Inc. in connection with that region’s election of members of the Board of Directors of Diamond Walnut Growers, Inc.

STATEMENT OF CANDIDACY

Candidate: Jeff J. Colombini (Incumbent)

Location of Farming Activities: Stockton, Lodi, and Linden

Acres of Walnuts Farmed: 280 acres

Involvement in Walnut Industry:
President, Lodi Farming, Inc. (also farming apples, cherries, and wine grapes)
Board Member, Diamond Walnut Growers, Inc.
Completion of Diamond Future Leaders Conference
Alternate Commissioner, California Walnut Commission

Past and Present Boards and Committees Served on for Business Organizations:
Past Chairman, Region II Advisory Council, Diamond Walnut Growers, Inc.
Vice-Chairman, California Cherry Advisory Board
Past President, Mid–Valley Apple Association
Board Member, California Apple Commission
Trustee, U.S. Apple Association
Member and Director, Linden Lions Club

Other Professional Experience:
Loan Officer, Farm Credit System (1986-89)

Educational Background:
Bachelor of Science, Cal Poly San Luis Obispo
     Major: Ag Business Management
     Technical Degree: Fruit Science
California Agricultural Leadership Program, Class XXVIII

Statement for Office:

It has been an honor to serve your interests in Diamond as director for several years. This is a role I take very seriously. Over the last several years, I along with the rest of the Board have constantly challenged management to sell more walnuts at higher prices. Management has done a good job up to this point with the available resources. Diamond is selling more walnuts than ever before at substantially higher prices than just a few years ago while at the same time returning over $16 million of retains back to the members. But we can’t stop here. The management team and the Board must continually think “outside the box” in order to sell more walnuts at higher prices.

The proposal to convert Diamond Walnut Growers from a cooperative to a publicly traded company is an example of thinking outside the box that will provide the new company with sufficient resources to develop and market new products using walnuts. We must get consumers to eat more walnuts year round.

If re-elected, I will continually challenge and diligently oversee the actions of our management team. The role of a director will become even more important if the members approve the proposed conversion to a publicly traded company. With your support, I look forward to continuing to serve your interests in Diamond.

ADDITIONAL INFORMATION ABOUT THE CONVERSION AND WHERE TO FIND IT

On May 3, 2005, Diamond Foods, Inc. filed an amended registration statement with the SEC containing an amended preliminary disclosure statement/prospectus regarding the conversion. We urge you to read this amended preliminary disclosure statement/prospectus and the definitive disclosure statement/prospectus when it becomes available and any other relevant materials filed by Diamond Foods, Inc. or Diamond Walnut Growers, Inc. with the SEC because they contain, or will contain, important information about the conversion. These documents are available for free at the SEC web site (www.sec.gov) or by contacting Diamond Walnut Growers, Inc.

Diamond Foods, Inc. and Diamond Walnut Growers, Inc., their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the conversion from the members of Diamond Walnut Growers, Inc. Information about the directors and officers of Diamond Foods, Inc. and Diamond Walnut Growers, Inc. and the interests they may have in the conversion is available in the amended preliminary disclosure statement/prospectus which is included in the registration statement filed by Diamond Foods, Inc. with the SEC on May 3, 2005.